Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF AMENDED AND RESTATED BYLAWS OF

BIOMARIN PHARMACEUTICAL INC.

On September 28, 2017, the Board of Directors of BioMarin Pharmaceutical Inc. approved an amendment to the Amended and Restated Bylaws of the corporation to add a new Article X, which shall read in its entirety as follows:

ARTICLE X

FORUM

Unless the corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of the corporation; (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the corporation to the corporation or the corporation’s stockholders; (iii) any action asserting a claim against the corporation or any director or officer or other employee of the corporation arising pursuant to any provision of the General Corporation Law of the State of Delaware, the certificate of incorporation or the bylaws of the corporation; or (iv) any action asserting a claim against the corporation or any director or officer or other employee of the corporation governed by the internal affairs doctrine. Any person or entity that acquires any interest in shares of capital stock of the corporation will be deemed to have notice of and consented to the provisions of this section, including consent to the personal jurisdiction of the Court of Chancery related to any action covered by this section.